SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ [National Roll of Legal Entities] Nº 01.832.635/0001-18
NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING:
HELD ON APRIL 29, 2010

Date, Time and Place April 29, 2010, at 8:30 am, in the headquarters at Av. Jurandir, 856, 1º andar, City of São Paulo, State of São Paulo. Quorum: all members of the Board of Directors except Counselor Alexandre Silva attended thereto. Board: President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Agenda of the Day and Decisions: The following decisions were made pursuant the recommendations and proposals sent by Board of Directors and this Council, which are integral part herein as Exhibits 1 up to 5, however, the publishing of said Exhibits is exempted; 1) The Company's vote to be pronounced in the General Annual Meeting of TAM Linhas Aéreas S/A is herein approved as follows: (i) approval of the financial statements, administration report and accounts related to the year ended on December 31, 2009 as the public accountants opinion; (ii) approval of the destination of the year income; (iii) approval of the budget plan for the year 2010; (iv) approval of the overall compensation of the administration up to R$ 30,215,000.00 (thirty million two hundred fifteen thousand reais [T.N.: Brazilian currency Real, pl. Reais].) already including the burdens; (g) election of the following members of the Board of Directors: Mr. L¥BANO MIRANDA BARROSO, Brazilian, married, economist, holder of identity card RG [General Registry] nº M-2063971 SSP/MG and enrolled with CPF [Individual Taxpayer’s Rol] under nº 421.016.386 -49, as President Director, and as Directors without special name Messrs. PAULO CEZAR BASTOS CASTELLO BRANCO, Brazilian, married, business administrator, holder of identity card RG nº 36.275.390 -8 SSP/SP and CPF under nº 468.873.857 -91, JOSÉ ZAIDAN MALUF, Brazilian, married, engineer, holder of identity card RG nº 6.147.075 SSP/SP and CPF nº 769.341.018 -04, RICARDO FROES ALVES FERREIRA, Brazilian, divorced, economist, holder of identity card RG 27.166.650 SSP/MG and CPF under nº 791.791.776 -20 and CLAUDIO DA COSTA, Brazilian, judicially separated, business administrator, holder of identity card RG 18.915.509 SSP/SP and CPF under nº 084.544.758 -00, all with business address at Avenida Jurandir, 856 – 7º andar – Jardim Ceci – São Paulo/SP; 2) The Company's vote to be pronounced in the General Annual Meeting of Transportes Aéreos Del Mercosur S/A is herein approved as follows: (i) approval of the financial statements, administration report and accounts related to the year ended on December 31, 2009 as the public accountants opinion; (ii) approval of the destination of the year income; (iii) approval of the overall compensation of the administration up to US$ 272,300.00(two hundred seventy-two thousand three hundred US dollars) already including the burdens; (iii) election of the following members of the Board of Directors: Mr. Líbano Miranda Barroso and Mr. Paulo Cezar Castello Branco, previously qualified and Mr. Esteban Burt, Paraguayan, married, lawyer, Paraguay identity Card n. 363.540; 3) The Company's vote to be pronounced in the General Annual Meeting of Multiplus S/A is herein approved as follows: (i) approval of the financial statements, administration report and accounts related to the year ended on December 31, 2009 as the public accountants opinion; (ii) approval of the destination of the year income; (iii) approval of the administration proposal for the individual compensation of the Board of Directors of the Company, by complying with the overall compensation of approved by the General Extraordinary Meeting held on January 15, 2010, establishing the annual allotment for 2010 on R$750,000.00 (seven hundred fifty thousand reais) according to the following criteria for the compensation payment to the Board of Directors members: (a) R$ 12,000.00 (twelve thousand reais) compensation per month for the Board of Directors President; (b) R$ 9,000.00 (nine thousand reais) compensation per month for the Board of Directors members to take part in the Board of Directors; (c) R$ 6,000.00(six thousand reais) compensation per months for the Board of Directors members which do not take part in Board of Directors; and (d) Board of Directors members eventually and exceptionally holding also an office at the Board of Director will have no compensation; 4) The Company vote to be pronounced in the General Extraordinary Meeting of Pantanal Linhas Aéreas S/A was approved as follows: (i) The election of the following Board of Directors members: Mr. Líbano Miranda Barroso and Mr. Paulo Cezar Castello Branco, already qualifited and Mr. Euzébio Angelotti Neto, Brazilian, married, economist/accountant, holder of identity card RG nº 6.023.233 -X SSP/SP and CPF under nº 493. 269.538 -15, as Directors withou specific name, all with business office at Avenida Jurandir, n.º 856, lote 4, Jardim Ceci, Cidade de São Paulo, Estado de São Paulo.; (ii) the approval of the ‘Valor Economico’ and Official Gazette of the State of São Paulo newspaper to publish the Company’ articles of incorporation, (iii) Restructuring of the Company’s article of incorporation; 5) the surplus of the Company’s profit reserves account was approved on R$70,461,813.52 (seventy million, four hundred sixty one thousand eight hundred thirteen reais fifty two cents) as Company’s recapitalization and consequent amendment to the article 5 of the Bylaws; 6) the concession of the guarantee by the Company was approved as surety, as provided under the Deed of Guarantee and all other documents related to such guarantee bound to the following instruments: (a) Aircraft Lease Agreement related to the aircraft Airbus A330-223, serial number: 1112, registration mark: PT-MVS; and (b) Aircraft Lease Agreement related to the aircraft Airbus A330-223, serial number 1118, registration mark PT-MVT; and 7) Mr. Agenor Filho request was approved for the option to purchase 10,597 (ten thousand five hundred ninety-seven) stocks related only to the First Granting which was performed based on the Company’s Stock Purchase Option Plan using the treasury stocks. The Company’s Board of Directors is herein authorized to take the required measures to render effective the decisions herein made. Closing: Nothing else to discuss, the meeting was ended and the respective minutes was drawn-up after being read and was signed by the attendants. São Paulo, April 29, 2010. (signed) President, Maria Cláudia Oliveira Amaro, and Secretary, Flávia Turci. Counselors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Waldemar Verdi Junior, Emilio Romano, Andre Silva Esteves and Marco Antonio Bologna. Exact reproduction of the minutes drawn-up in the proper book.

______________________________
                 Flávia Turci
                   Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.